Mail Stop -4561

October 18, 2007

Donald H. Wilson
Executive Vice President
Amcore Financial, Inc.
501 Seventh St.
Rockford, Illinois 61104

Re: Amcore Financial, Inc.
   Form 10-K for December 31, 2006, filed March 15, 2007
   File Number 0-13393

Dear Mr. Wilson:

       We have given a full review to the above referenced filings, as well as subsequent related
filings, and have the following comments. Where indicated, we think this document should be
revised in response to this comment. If you disagree, we will consider your explanation at to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your response. After reviewing your response, we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable
disclosure requirements and to enhance the overall disclosure in your filing. We look forward to
working with you in these respects. We welcome any questions you may have about our
comments or on any other aspect of our review. Feel free to call us at the telephone numbers
listed at the end of this letter.

Schedule 14A
Annual Incentive/Bonus, page 10

    In future filings, please provide the actual diluted earnings per share and revenue targets
upon which the bonuses are based. If you determined that the performance targets were
confidential due to the potential for competitive harm to Amcore, as contemplated by Instruction
4 to Item 402(b) of Regulation S-K, then include the analysis of the level of difficulty necessary
to

reach the targets contemplated by Instruction 4. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please direct any questions on accounting matters to Sharun Blume at 202-551-3474, or to Hugh West, Accounting Branch Chief, at 202-551- 3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

                           Sincerely,

                           Christian Windsor
                           Special Counsel

by fax to: 866-878-2040